UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No.  26)*

The Coca-Cola Company

Common

191216100

December 31, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  191216100
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for Trusco Capital Management, SunTrust Delaware Trust Company, and SunTrust Bank Holding Company individually and as Parent Company for SunTrust Bank individually and in various fiduciary capacities. 58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization

Georgia


Number of	5.  Sole Voting Power			125,167,910
Shares
Beneficially	6.  Shared Voting Power			2,681,865
Owned by
Each		7.  Sole Dispositive Power		97,703,578
Reporting
Person With	8.  Shared Dispositive Power		26,875,224

9. Aggregate Amount Beneficially Owned by Each Reporting Person		130,646,904

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)			5.26%

12.  Type of Reporting Person*				HC / BK / IA



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394


Item 1.
(a) Name of Issuer:
The Coca-Cola Company
(b) Address of Issuer's Principal Executive Offices:
One Coca-Cola Plaza, NW
Atlanta, Georgia 30313

Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for Trusco Capital Management, SunTrust Delaware Trust Company, and SunTrust Bank Holding Company individually and as Parent Company for SunTrust Bank individually and in various fiduciary capacities
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; Trusco Capital Management is a registered investment adviser and a Georgia corporation; SunTrust Delaware Trust Company is a Delaware corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia bank
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
191216100

Item 3.	If this statement is filed pursuant to ss240.13d-1(b) or 240.13-2(b)
	or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
	(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C. 80a-8);
(e) [X]	An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
	s240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
	s240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit
	Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940
	(15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with s240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:					130,646,904.
(b) Percent of class:						5.26%.
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote			125,167,910.
(ii)	Shared power to vote or to direct the vote			2,681,865.
(iii)	Sole power to dispose or to direct the disposition of		97,703,578.
(iv)	Shared power to dispose or to direct the disposition of		26,875,224.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds form sale of securities. Additionally, various beneficiaries have the right to receive dividends.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company
	See Item 2 along with Exhibit A

Item 8.	Identification and Classification of Members of the Group
	Not Applicable

Item 9.	Notice of Dissolution of Group
	Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003
Date

/s/  Victor A. Smith
Signature

Victor A. Smith / Senior Vice President
Name / Title



Exhibit A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed, as an admission to the contrary except for 48,266,496 shares owned individually by certain subsidiaries.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.



SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

February 14, 2003

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of The Coca-Cola Company.

Please call the undersigned at (804) 782-5656 if you have any questions.

Sincerely,


/s/  Victor A. Smith
SunTrust Bank, Senior Vice President


Cc:	The Coca-Cola Company
	New York Stock Exchange